Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108693
333-108693-01

PROSPECTUS

TGT Pipeline, LLC

EXCHANGE OFFER FOR

$185,000,000 5.200% Notes due 2018

Texas Gas Transmission, LLC

(formerly Texas Gas Transmission Corporation)

EXCHANGE OFFER FOR

$250,000,000 4.600% Notes due 2015

TGT Pipeline, LLC is offering, upon the terms and conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $185,000,000 in aggregate principal amount of its 5.200% Notes due 2018 which have been registered under the Securities Act of 1933, as amended, for an equal principal amount of its outstanding 5.200% Notes due 2018.

Texas Gas Transmission, LLC (formerly Texas Gas Transmission Corporation) is offering, upon the terms and conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $250,000,000 in aggregate principal amount of its 4.600% Notes due 2015 which have been registered under the Securities Act of 1933, as amended, for an equal principal amount of its outstanding 4.600% Notes due 2015.

We refer to the TGT Pipeline 5.200% Notes due 2018 being issued in its exchange offer and registered under the Securities Act of 1933 as the “TGT Pipeline exchange notes,” and the Texas Gas 4.600% Notes due 2015 being issued in its exchange offer and registered under the Securities Act of 1933 as the “Texas Gas exchange notes,” and we refer to such notes collectively as the “exchange notes.”

We refer to the outstanding TGT Pipeline 5.200% notes due 2018 as the “TGT Pipeline old notes” and the outstanding Texas Gas 4.600% notes due 2015 as the “Texas Gas old notes,” and we refer to such notes collectively as the “old notes.”

Texas Gas Transmission, LLC is a wholly owned subsidiary of TGT Pipeline, LLC. Each issuer is the sole obligor on the old notes issued by it and will be the sole obligor on the exchange notes issued by it.

EACH EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON OCTOBER 27, 2003, UNLESS EXTENDED.

TERMS OF THE EXCHANGE OFFERS

•	TGT Pipeline and Texas Gas will exchange all of the TGT Pipeline old notes and Texas Gas old notes, respectively, that are validly tendered and not withdrawn prior to the expiration of the applicable exchange offer.

•	You are required to make the representations described on pages 24-25 to us.

•	You may withdraw tendered old notes at any time prior to the expiration of the applicable exchange offer.

•	The terms of the TGT Pipeline exchange notes and the Texas Gas exchange notes, respectively, are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the TGT Pipeline old notes and Texas Gas old notes, respectively, for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights, and the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

•	We will not receive any cash proceeds from the exchange offers.

•	There is no existing market for the TGT Pipeline exchange notes or the Texas Gas exchange notes, and we do not intend to apply for their listing or quotation on any securities exchange or market.

SEE “ RISK FACTORS” BEGINNING ON PAGE 15 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFERS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 26, 2003.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 under the Securities Act of 1933 (the “Securities Act”) relating to the exchange offers that incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available from us without charge to holders of the old notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more compete understanding of the document or the matter involved.

You may obtain copies of this information and the documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number: Texas Gas Transmission, LLC, 3800 Frederica Street, Owensboro, Kentucky 42301, Attention: Corporate Secretary, Telephone: (270) 926-8686.

TO OBTAIN TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN OCTOBER 20, 2003. IN THE EVENT THAT WE EXTEND EITHER OF THE EXCHANGE OFFERS, YOU MUST SUBMIT YOUR REQUEST AT LEAST FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF SUCH EXCHANGE OFFER, AS EXTENDED. EACH OF TGT PIPELINE AND TEXAS GAS MAY EXTEND ITS EXCHANGE OFFER IN ITS SOLE DISCRETION. SEE “THE EXCHANGE OFFERS” FOR MORE DETAILED INFORMATION.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this prospectus constitute “forward-looking” statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” and similar expressions. Although TGT Pipeline and Texas Gas (individually an “issuer” and collectively the “issuers”) believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties, risks and other factors that could cause future results to be materially different from the results stated or implied in this document. These factors include, among others:

•	general economic and business conditions in the United States;

•	general industry trends;

•	future demand for natural gas;

•	availability of supplies of natural gas;

•	failure of our customers to perform their contractual obligations to us;

•	the existence of regulatory uncertainties with respect to our natural gas transportation and storage business;

ii

•	developments that impact the Federal Energy Regulatory Commission proceedings involving us, including our success in sustaining our positions in such proceedings, or the success of interveners in opposing our positions;

•	governmental, statutory, regulatory or administrative developments affecting us or the natural gas industry;

•	the existence of competitors and developments in the natural gas transportation and storage industry;

•	the existence of operating risks inherent in the natural gas transportation and storage business;

•	acts of sabotage and terrorism for which insurance is not available at commercially reasonable premiums and on commercially reasonable terms;

•	availability of qualified personnel;

•	price differentials between natural gas and alternative fuels; and

•	our ability to replace our rate base as it is depreciated and amortized.

Developments in any of these areas could cause the issuers’ results to differ materially from results that have been or may be anticipated or projected by or on behalf of the issuers. These forward-looking statements speak only as of the date of this prospectus. The issuers expressly disclaim any obligation or undertaking to release publicly or otherwise to notify investors of any updates or revisions to any forward-looking statement contained herein to reflect any change in the issuers’ expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based, other than as may be required under the securities laws.

iii

PROSPECTUS SUMMARY

The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus and in the indentures described under “Description of the Exchange Notes.”

This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. You should read the entire prospectus and the incorporated documents carefully, including the historical financial statements and the notes to those financial statements. You should read “Risk Factors” for more information about the important factors that you should consider before making a decision to exchange your old notes for exchange notes.

References in this prospectus to “we,” “us” and “our” refer to TGT Pipeline and Texas Gas, collectively, after the acquisition of Texas Gas by TGT Pipeline, as described below, and to Texas Gas with respect to activities prior to the acquisition.

The Issuers

TGT Pipeline, LLC, which we refer to as TGT Pipeline, was formed in April 2003 to acquire Texas Gas Transmission Corporation, and is an indirect wholly owned subsidiary of Loews Corporation. Loews Corporation, a holding company, is one of the largest diversified financial corporations in the United States, with its common stock traded on the New York Stock Exchange under the symbol “LTR.” Its principal subsidiaries, in addition to Texas Gas, are CNA Financial Corporation, Lorillard, Inc., Diamond Offshore Drilling, Inc., Loews Hotels Holding Corporation and Bulova Corporation. TGT Pipeline is a holding company and conducts all of its operations through Texas Gas. TGT Pipeline is the issuer and sole obligor for the outstanding TGT Pipeline old notes, and will be the sole obligor for the TGT Pipeline exchange notes.

Subsequent to its acquisition by TGT Pipeline, Texas Gas Transmission Corporation was converted into a limited liability company and renamed Texas Gas Transmission, LLC, which we refer to as Texas Gas. Texas Gas is the owner and operator of the pipeline system and related assets described below. It is the issuer and sole obligor for the Texas Gas old notes, and will be the sole obligor for the Texas Gas exchange notes.

Business

Texas Gas is an interstate natural gas transmission company that owns and operates a natural gas pipeline system originating in the Louisiana Gulf Coast area and in East Texas and running north and east through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana and into Ohio, with smaller diameter lines extending into Illinois. Texas Gas’ direct market area encompasses eight states in the South and Midwest, and includes the Memphis, Tennessee; Louisville, Kentucky; Cincinnati, Ohio; and the Evansville and Indianapolis, Indiana metropolitan areas. We also have indirect market access to the Northeast through interconnections with unaffiliated pipelines. Our revenues are derived from the interstate transportation and storage of natural gas for third parties. Our transportation and storage operations are subject to a regulated tariff imposed by the Federal Energy Regulatory Commission, or FERC, which is designed to allow us an opportunity to recover our costs and generate a regulated return on equity.

In 2002, we transported gas to 100 distribution companies and municipalities for resale to residential, commercial and industrial end users in Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, Illinois and Ohio and indirectly to customers in the Northeast. We also provided transportation services to approximately 15 industrial customers located along our system. At June 30, 2003, we had transportation contracts with approximately 550 shippers including distribution companies, municipalities, intrastate pipelines, direct industrial users, electrical generators, marketers and producers. Our firm transportation and storage agreements generally have initial terms in excess of one year and account for the major portion of our business. Additionally, we offer interruptible transportation, short-term firm transportation and storage services, primarily under short-term agreements.

At June 30, 2003, our pipeline system had a peak day mainline delivery capacity of approximately 2.8 billion cubic feet (Bcf) of gas per day, and consisted of approximately 5,800 miles of mainline, storage, and branch transmission pipelines and 31 compressor stations having a sea-level-rated capacity totaling approximately 556,000 horsepower.

We also own and operate natural gas storage reservoirs in nine underground storage fields located in Indiana and Kentucky. The storage capacity of our certificated storage fields is approximately 178 Bcf of gas, of which approximately 55 Bcf is working gas. We own a majority of the storage gas which we use to meet operational balancing needs on our system, to meet the requirements of our firm and interruptible storage customers, and to meet the requirements of our “No-Notice” transportation service, which allows customers to temporarily draw from our storage gas to be repaid in-kind. Except for natural gas owned for system operations, we do not own the natural gas that is transported through our system.

The following table summarizes our total system transportation volumes for the periods shown (expressed in trillion British thermal units, or TBtus):

				Six Months Ended June 30,
	Year Ended December 31,				Pre Acq Jan. 1 - May 16, 2003	Post Acq May 17 - June 30, 2003
	2000	2001	2002	2002
Transportation Volumes	737.8	709.8	669.5	348.3	291.0	66.6
Average Daily Transportation Volumes	2.0	1.9	1.8	1.9	2.1	1.5
Average Daily Firm Reserved Capacity	2.1	2.1	2.2	2.2	2.5	1.8

Acquisition by Loews Corporation

On May 16, 2003, TGT Pipeline acquired all of the issued and outstanding capital stock of Texas Gas from a subsidiary of The Williams Companies, Inc. for approximately $803 million in cash, including transaction costs and closing adjustments, subject to final adjustment, and $250 million of Texas Gas debt that remained in place following closing (Acquisition). In connection with the Acquisition, Texas Gas borrowed $275 million, which we refer to as the “Interim Loan,” from affiliates of Lehman Brothers Inc. and Citigroup Global Markets Inc., and advanced those proceeds to TGT Pipeline. The Interim Loan was repaid on May 28, 2003 with the proceeds from the offering and sale of the old notes.

Business Strategy

Our business strategy is to capitalize on our strong customer relationships and well-positioned pipeline and storage assets to maximize economic returns. Key elements of our strategy include:

•	connecting substantial new customers to our system, principally from the electric generation market, such as the ten new power plants connected during 2002 and 2003 and one additional plant scheduled to be connected later this year, which we expect to demand significant quantities of gas transportation over time as they commence operations;

•	enhancing the attractiveness of our system to customers through interconnects or direct connections to new sources of supply that may be developed or increased over the next five years, such as Canadian gas supplies, deepwater Gulf of Mexico supplies, and proposed liquefied natural gas terminals;

•	continuing to use our market area storage fields strategically to meet operational balancing needs on our system, to provide firm and interruptible storage and park-and-loan services to customers, and to provide No-Notice Service to customers in our market area who borrow our storage gas in the winter season and replace it in-kind the following summer; and

•	continuing to offer new, flexible services tailored to particular types of customers, such as our Summer No-Notice Service designed primarily to meet the needs of the electric generation market and a Short-Term Firm service that provides for premium rates for seasonal or short-term customer needs.

SUMMARY SELECTED FINANCIAL DATA

TGT Pipeline was formed in April 2003, with an initial capitalization on May 16, 2003 of approximately $793 million, which was contributed to TGT Pipeline to enable it to acquire all of the outstanding capital stock of Texas Gas and it has no assets or operations other than its ownership of Texas Gas. The post-acquisition financial data reflects the pushdown of 100% of the estimated purchase price of $803 million, which includes fees and expenses associated with the Acquisition. A preliminary allocation of the purchase price was assigned to the assets and liabilities of Texas Gas, based on their estimated fair values in accordance with generally accepted accounting principles. As Texas Gas’ rates are regulated by the FERC, and the FERC does not allow recovery in rates of amounts in excess of original cost, Texas Gas’ historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price above the historical net book value was allocated to goodwill. The accounting for the effects of the Acquisition included recognizing unfunded benefit obligations related to postretirement benefits other than pensions and pension benefits with a corresponding offset to regulatory assets, due to the probable future rate recovery of these costs.

The Acquisition was treated as an acquisition of assets for income tax purposes and, accordingly, Texas Gas will have tax basis in its assets and liabilities approximately equal to the acquisition price. In connection with the terms of this election, temporary differences that existed prior to the Acquisition no longer exist and differences, if any, between the new allocated purchase price for book and income tax are established as part of the purchase price allocation. Accordingly, deferred tax asset and liability balances existing prior to the Acquisition have been eliminated. Texas Gas has engaged a third-party consultant to assist in the appraisal of the assets and liabilities for income tax purposes and anticipates that this allocation will be completed prior to year end. When this allocation is completed, Texas Gas will adjust its purchase price allocation to reflect the appropriate amounts of deferred tax assets and liabilities, if any.

Texas Gas

The following table presents summary financial data for Texas Gas as of the dates and for the periods indicated. The income statement data for the five years ended December 31, 2002 and the balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from financial statements prepared by our management, and have been audited by Ernst & Young LLP, independent auditors. The income statement data for the six month period ended June 30, 2002 and Pre-Acquisition period January 1 through May 16, 2003 and Post-Acquisition period May 17 through June 30, 2003, and balance sheet data as of June 30, 2003 have been derived from unaudited financial statements prepared by our management. As a result of the change in control of Texas Gas, the financial data presented for the period after the Acquisition reflects a new basis of accounting. The tables reflect the difference in basis by a bold vertical line separating the old basis as Pre-Acquisition from the new basis as Post-Acquisition. In the opinion of management, the unaudited financial statements included herein reflect all adjustments necessary (consisting of normal recurring accruals), for a fair presentation of such data. The financial data set forth below should be read in conjunction with the financial statements of Texas Gas and the notes thereto incorporated by reference in this prospectus.

	(in thousands) Year Ended December 31, Pre-Acquisition					(unaudited) (in thousands) Six Months Ended June 30,
	1998	1999	2000	2001	2002	Pre Acq 2002	Pre Acq Jan. 1 - May 16, 2003	Post Acq May 17 - June 30, 2003
Statement of Operations Data:
Transportation revenue	$269,457	$267,030	$255,181	$244,124	$260,662	$128,742	$111,622	$22,300
Total revenues	286,786	272,654	262,156	251,585	266,674	132,032	113,447	22,967
Operating costs and expenses	196,361	171,098	165,867	157,758	158,217	79,262	51,908	15,830
Operating income	90,425	101,556	96,289	93,827	108,457	52,770	61,539	7,137
Interest expense	21,226	19,802	19,805	21,678	20,490	10,496	7,392	2,845
Income before income taxes	74,379	86,050	85,667	75,615	92,746	45,180	56,861	4,819
Net income	44,907	52,343	52,247	45,131	56,099	27,188	34,474	2,940

Other Financial Data:
Depreciation and amortization	$42,764	$43,226	$44,781	$45,821	$37,806	$22,956	$16,092	$3,987
Capital expenditures net of allowance for funds used during construction	60,011	66,804	65,894	108,353	27,448	30,662	222	2,239
Ratio of earnings to fixed charges(1)	4.43	5.13	5.13	4.36	5.27	5.02	8.44	2.67
EBITDA(2)	$133,578	$145,334	$145,104	$139,680	$149,574	$78,085	$78,380	$11,207

	As of December 31, Pre-Acquisition					(unaudited) (in thousands) Post-Acquisition As of June 30,
	1998	1999	2000	2001	2002	2003
Balance Sheet Data:
Property, plant and equipment, net	$940,500	$963,565	$997,509	$1,061,278	$1,057,968	$658,130
Total assets	1,293,671	1,297,704	1,311,490	1,396,519	1,384,590	1,286,409
Long-term debt	251,160	250,860	250,533	250,174	249,781	347,543
Total stockholder’s equity	633,297	661,640	665,449	685,580	731,679	—
Total member’s equity	—	—	—	—	—	805,753

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of (a) our pre-tax income, and (b) our fixed charges. Fixed charges represent interest (whether expensed or capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.
(2)	EBITDA (earnings before interest, income taxes (including charge-in-lieu of income taxes), and depreciation and amortization) is calculated as net income plus the sum of incomes taxes, interest, and depreciation and amortization. The following are the components of our EBITDA for each of the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002, and the six months ended June 30, 2002 and the period January 1 to May 16, 2003 and the period May 17 through June 30, 2003:

	(in thousands) Year Ended December 31, Pre-Acquisiton					(unaudited) (in thousands) Six Months Ended June 30,
	1998	1999	2000	2001	2002	Pre Acq 2002	Pre Acq Jan. 1 - May 16, 2003	Post Acq May 17 - June 30, 2003
Net income	$44,907	$52,343	$52,247	$45,131	$56,099	$27,188	$34,474	$2,940
Provision for income taxes	29,472	33,707	33,420	30,484	36,647	17,992	22,387	—
Charge-in-lieu of income taxes	—	—	—	—	—	—	—	1,879
Depreciation and amortization	42,764	43,226	44,781	45,821	37,806	22,956	16,092	3,987
Interest expense	21,226	19,802	19,805	21,678	20,490	10,496	7,392	2,845
Interest income	(4,791)	(3,744)	(5,149)	(3,434)	(1,468)	(547)	(1,965)	(444)

EBITDA	$133,578	$145,334	$145,104	$139,680	$149,574	$78,085	$78,380	$11,207

EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. Certain items excluded from EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as historic costs of depreciable assets. We have included information concerning EBITDA because EBITDA provides additional information as to our ability to meet our fixed charges and is presented solely as a supplemental measure. However, viewing EBITDA as an indicator of our ability to service indebtedness should be done with caution, as we might be required to conserve funds or to allocate funds to business or legal purposes other than servicing our indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. EBITDA is not necessarily comparable to a similarly titled measure of another company.

TGT Pipeline

The following tables present summary consolidated financial data for TGT Pipeline from May 17 through June 30, 2003. Although TGT Pipeline was formed in April 2003, no financial activity took place until the sale was finalized on May 16, 2003. The data has been derived from unaudited financial statements prepared by our management. In the opinion of management, the unaudited financial data included herein reflect all adjustments necessary (consisting of normal recurring accruals), for a fair presentation of such data. The financial data set forth below should be read in conjunction with the financial statements of TGT Pipeline and notes thereto incorporated by reference in this prospectus.

(unaudited) (in thousands) Period From May 17- June 30, 2003
Statement of Operations Data:
Transportation revenue	$22,300
Total revenues	22,967
Operating costs and expenses	15,836
Operating income	7,131
Interest expense	3,769
Income before income taxes	3,472
Net income	2,132

Other Financial Data:
Depreciation and amortization	$3,987
Capital expenditures net of allowance for funds used during construction	2,239
Ratio of earnings to fixed charges(1)	1.92
EBITDA(2)	$11,201

(unaudited) (in thousands) As of June 30, 2003
Balance Sheet Data:
Property, plant and equipment, net	$658,130
Total assets	1,194,713
Long-term debt	530,690
Total member’s equity	516,676

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of (a) our pre-tax income, and (b) our fixed charges. Fixed charges represent interest (whether expensed or capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(2)	EBITDA (earnings before interest, charge-in-lieu of income taxes, and depreciation and amortization) is calculated as net income plus the sum of incomes taxes, interest, and depreciation and amortization. The following are the components of our EBITDA for the period May 17 through June 30, 2003:

(unaudited) (in thousands) Period From May 17 - June 30, 2003
Net income	$2,132
Charge-in-lieu of income taxes	1,340
Depreciation and amortization	3,987
Interest expense	3,769
Interest income	(27)
EBITDA	$11,201

EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. Certain items excluded from EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as historic costs of depreciable assets. We have included information concerning EBITDA because EBITDA provides additional information as to our ability to meet our fixed charges and is presented solely as a supplemental measure. However, viewing EBITDA as an indicator of our ability to service indebtedness should be done with caution, as we might be required to conserve funds or to allocate funds to business or legal purposes other than servicing our indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. EBITDA is not necessarily comparable to a similarly titled measure of another company.

SUMMARY TERMS OF THE EXCHANGE OFFERS

On May 28, 2003, TGT Pipeline completed the private offering of $185 million aggregate principal amount of the TGT Pipeline old notes and Texas Gas completed the private offering of $250 million aggregate principal amount of the Texas Gas old notes. We entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete an exchange offer within 180 days after the date of original issuance of the TGT Pipeline old notes and the Texas Gas old notes. Below is a summary of the exchange offers.

The Exchange Offers	TGT Pipeline is offering to exchange up to $185 million aggregate principal amount of its 5.200% Notes due 2018 for an equal principal amount of TGT Pipeline old notes, in integral multiples of $1,000, and

Texas Gas is offering to exchange up to $250 million aggregate principal amount of its 4.600% Notes due 2015 for an equal principal amount of Texas Gas old notes, in integral multiples of $1,000.

Expiration of the Exchange Offers; Withdrawal of Tender
The exchange offers will expire at 5:00 p.m., New York City time, on October 27, 2003, or a later date and time to which we may extend them. TGT Pipeline and Texas Gas may each extend its exchange offer independent of the other exchange offer. We do not currently intend to extend the expiration of the exchange offers. You may withdraw your tender of old notes in the exchange offers at any time before the expiration of the applicable exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the applicable exchange offer.

Conditions to the Exchange Offers	The exchanges offers are not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. The exchange offers are subject to customary conditions, which we may waive. Please read “The Exchange Offers—Conditions” for more information regarding the conditions to the exchange offers.

Procedures for Tendering Notes	To tender old notes held in book-entry form through the Depository Trust Company (“DTC”), you must transfer your old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or ATOP, system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

	•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

	•	you are not engaged in, and do not intend to engage in, the distribution of the exchange notes, and you have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

	•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act);

	•	if you are a broker-dealer, you will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus in connection with any resale of these exchange notes;

	•	if you are a broker-dealer, you did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

	•	you are not acting on behalf of any person who could not truthfully and completely make the above representations.

Special Procedures for Beneficial Owners
If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offers, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures	If you wish to tender your old notes, and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes under the procedures described in “The Exchange Offers—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of making the exchange offers, and upon acceptance for exchange of all validly tendered old notes, we will have fulfilled some of our obligations under the registration rights agreement, and, accordingly, there will be no increase in the interest rate on the old notes under the registration rights agreement if the old notes were eligible for exchange, but not exchanged, in the exchange offers. If you are a holder of old notes and you do not tender your old notes in the exchange offers, you will continue to hold your old notes and will be entitled to the rights and subject to the limitations applicable to the old notes in the indenture.

Any trading market for the old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offers.

Consequences of Failure to Exchange	All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes in the exchange offers will remain restricted securities, and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Certain U.S. Federal Income Tax Considerations
The exchange of old notes for exchange notes in the exchange offers should not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” for a more detailed description of the tax consequences of the exchange.

Resale	Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offers without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange Offer—Procedures for Tendering”). However, any holder of old notes who:

• is one of our “affiliates” (as defined in Rule 405 under the Securities Act);

• does not acquire the exchange notes in the ordinary course of business;

• intends to distribute the exchange notes as part of the exchange offers; or

• is a broker-dealer that purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offers and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account under the exchange offers in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers.

Exchange Agent	The Bank of New York is the exchange agent for the exchange offers. The address and telephone number of the exchange agent are set forth in “Exchange Offers—Exchange Agent.”

SUMMARY TERMS OF THE EXCHANGE NOTES

The following summary of the terms of the exchange notes is not a complete description. See “Description of the Exchange Notes” for further information regarding the terms of the notes.

The exchange notes will be identical in all material respects to the old notes for which they have been exchanged, except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

•	the exchange notes will not be entitled to registration rights; and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuers	TGT Pipeline, LLC and Texas Gas Transmission, LLC.

Securities Offered	$185,000,000 aggregate principal amount of 5.200% notes due 2018 of TGT Pipeline, or the TGT Pipeline exchange notes.

$250,000,000 aggregate principal amount of 4.600% notes due 2015 of Texas Gas, or the Texas Gas exchange notes.

Unless the context requires otherwise, references in this prospectus to the “exchange notes” refer to the TGT Pipeline exchange notes and the Texas Gas exchange notes, collectively.

Interest Payment Dates	June 1 and December 1 of each year, commencing on December 1, 2003.

Interest Rates	TGT Pipeline exchange notes: 5.200%

Texas Gas exchange notes: 4.600%

Redemption	The applicable issuer may redeem its exchange notes, in whole or in part, at any time at the “make-whole” prices described in “Description of the Exchange Notes—The TGT Pipeline Exchange Notes—Optional Redemption” and “Description of the Exchange Notes—The Texas Gas Exchange Notes—Optional Redemption.”

Ranking	The exchange notes will be the senior unsecured obligations of the applicable issuer and will rank on a parity with all other senior unsecured, unsubordinated indebtedness of the issuer, including all other unsubordinated debt securities issued under the indentures governing the exchange notes. Texas Gas is a wholly owned subsidiary of TGT Pipeline. Therefore, the TGT Pipeline exchange notes will be effectively subordinated in right of payment to the Texas Gas exchange notes and to all existing and future debt and other liabilities of Texas Gas. The indentures governing the exchange notes allow for the issuance by the applicable issuer from time to time of senior unsecured indebtedness in an unlimited amount. See “Description of the Exchange Notes.”

Form and Denomination	The exchange notes will be issued in fully registered form in denominations of $1,000 and in integral multiples of $1,000.

Further Issues	Each issuer may from time to time, without notice to or the consent of the holders of its exchange notes, create and issue additional debt securities under the indenture governing its exchange notes having the same terms as, and ranking equally with, its exchange notes in all respects (except for the offering price and issue date), as described more fully in “Description of the Exchange Notes—The TGT Pipeline Exchange Notes—General” and “Description of the Exchange Notes—The Texas Gas Exchange Notes—General.”

DTC Eligibility	The exchange notes will be represented by global certificates deposited with, or on behalf of, DTC or its nominee. See “Description of the Exchange Notes—Book-Entry, Delivery and Form.”

Same-Day Settlement	Beneficial interests in the exchange notes will trade in DTC’s same-day funds settlement system until maturity. Therefore, secondary market trading activity in such interests will be settled in immediately available funds.

Trustee, Registrar and Paying Agent	The Bank of New York.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to the issuers and the exchange offers should be considered carefully before deciding to exchange your old notes for exchange notes.

Risks Related To The Exchange Notes

Your right to receive payments on the exchange notes is effectively subordinated to future secured debt of each issuer.

The exchange notes will be several unsecured general obligations of each issuer which will rank senior in right of payment to all debt which by its terms is expressly subordinated to the exchange notes of such issuer and equal in right of payment to all of each issuer’s other existing or future unsecured debt. Any future secured debt incurred by an issuer, including debt incurred under future credit facilities, will have prior claims over the exchange notes of such issuer to the extent of the value of the assets securing such debt. Moreover, to the extent the value of the collateral for an issuer’s secured debt is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share in that issuer’s other assets along with the holders of its exchange notes and its other general creditors. Although we currently do not have any debt secured by liens on our assets, the indentures permit us to incur both secured and unsecured debt in the future, subject to specific limitations described in “Description of the Exchange Notes—The TGT Pipeline Exchange Notes—Certain Covenants of TGT Pipeline” and “Description of the Exchange Notes—The Texas Gas Exchange Notes—Certain Covenants of Texas Gas.”

The TGT Pipeline exchange notes will be structurally subordinated to any debt or other obligations of Texas Gas.

TGT Pipeline has no significant assets or operations other than its investment in Texas Gas, and its ability to meet its debt service obligations depends on receipt of cash from Texas Gas. The TGT Pipeline exchange notes will be an obligation of TGT Pipeline and the holders of the TGT Pipeline exchange notes will not have any claim against Texas Gas or its assets for repayment of such exchange notes. Accordingly, the TGT Pipeline exchange notes will be effectively subordinated to the liabilities of Texas Gas, including the Texas Gas exchange notes and the Texas Gas old notes. The creditors of Texas Gas will be entitled to be paid from its assets before any payment may be made with respect to the TGT Pipeline exchange notes.

The exchange notes have no existing market.

There is no existing market for the exchange notes and no liquid market may develop for the exchange notes. The ability of noteholders to sell their exchange notes, or the price at which noteholders will be able to sell their exchange notes, will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offers, since any old notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global securities representing the outstanding old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes will remain restricted securities. Accordingly, those old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. To the extent any old notes are tendered and accepted in the exchange offers, the trading market, if any, for the old notes that remain outstanding after the exchange offers may be adversely affected due to a reduction in market liquidity.

Risks Related To The Acquisition

Texas Gas has no recent history of independent operations.

Prior to the acquisition, Texas Gas had been a subsidiary of The Williams Companies, Inc., an integrated energy company with extensive interests in other natural gas pipeline and storage assets, and participated in shared services arrangements in areas such as administration, information technology, finance, legal and human resources. Following its acquisition by TGT Pipeline, Texas Gas will receive limited transition services from Williams at least through December 31, 2003, and will be required to develop such services internally or obtain them from another party. We cannot assure you that we will be able to develop or obtain such services on satisfactory terms, or that our operations will not be adversely impacted by the transition to new providers of such services.

Texas Gas may adjust its financial statements to refine purchase accounting.

The post-acquisition financial statements reflect the pushdown of 100% of the estimated purchase price. A preliminary allocation of the purchase price was assigned to the assets and liabilities of Texas Gas, based on their estimated fair values in accordance with generally accepted accounting principles. As Texas Gas’ rates are regulated by the FERC, and the FERC does not allow recovery in rates of amounts in excess of original cost, Texas Gas’ historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price above the historical net book value was allocated to goodwill. The accounting for the effects of the Acquisition included recognizing unfunded benefit obligations related to postretirement benefits other than pensions and pension benefits with a corresponding offset to regulatory assets, due to the probable future rate recovery of these costs.

The Acquisition was treated as an acquisition of assets for income tax purposes and, accordingly, Texas Gas will have tax basis in its assets and liabilities approximately equal to the acquisition price. In connection with the terms of this election, temporary differences that existed prior to the Acquisition no longer exist and differences, if any, between the new allocated purchase price for book and income tax are established as part of the purchase price allocation. Accordingly, deferred tax asset and liability balances existing prior to the Acquisition have been eliminated. Texas Gas has engaged a third-party consultant to assist in the appraisal of the assets and liabilities for income tax purposes and anticipates that this allocation will be completed prior to year end. When this allocation is completed, Texas Gas will adjust its purchase price allocation to reflect the appropriate amounts of deferred tax assets and liabilities, if any.

Risks Related to Texas Gas’ Business

Our gas transmission and storage operations are subject to government regulations and rate proceedings that could have an adverse impact on our ability to recover the costs of operating our pipeline facilities.

Our interstate gas transmission and storage operations are subject to the FERC’s rules and regulations in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC’s regulatory authority extends to:

•	transportation of natural gas in interstate commerce;

•	rates and charges;

•	construction;

•	acquisition, extension or abandonment of services or facilities;

•	accounts and records;

•	depreciation and amortization policies; and

•	operating terms and conditions of service.

Texas Gas’ rates for its transportation and storage service are subject to FERC approval and required to be just and reasonable. FERC rate-making principles allow recovery of Texas Gas’ costs included in its regulatory cost of service incurred to construct, own, operate and maintain its gas transportation and storage assets, to the extent such costs are reasonably and prudently incurred. Pursuant to Texas Gas’ last rate settlement approved by FERC, Texas Gas is required to file a general rate case with such new rates to be effective no later than November 1, 2005, unless Texas Gas determines to seek an earlier change in its rates. We cannot assure you that Texas Gas will be able to recover all of its costs through its existing or future rates. The failure to recover material costs could have a material adverse effect on our financial condition and results of operations. In addition, given the extent of the FERC’s regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations.

Texas Gas is subject to environmental and safety regulation in all jurisdictions in which it operates, and any changes in such regulations could negatively affect its results of operations.

Texas Gas’ operations are subject to extensive environmental and safety regulation pursuant to a variety of federal, state and municipal laws and regulations. Such regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental and safety regulations also require that our facilities, sites and other properties be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to Texas Gas or its facilities, and future changes in environmental and safety laws and regulations could occur. The federal government and several states recently have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management.

Compliance with environmental and safety regulations could require significant expenditures, including expenditures for compliance with the Clean Air Act and similar legislation, for clean up costs and damages arising out of contaminated properties, and for failure to comply with regulations which might result in the imposition of fines and penalties. The steps we may be required to take to bring certain of our facilities into compliance could be prohibitively expensive, and we might be required to shut down or alter the operation of those facilities, which might cause us to incur losses.

Further, Texas Gas’ regulatory rate structure and its contracts with clients might not necessarily allow us to recover capital costs incurred to comply with new environmental and safety requirements. Also, Texas Gas might not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if Texas Gas fails to obtain and comply with them, the operation of its facilities could be prevented or become subject to additional costs. Should Texas Gas fail to comply with all applicable environmental laws, it might be subject to penalties and fines imposed by regulatory authorities. No assurance can be made that the costs of complying with environmental and safety regulation in the future will not have a material adverse effect on our financial condition or results of operations.

Gas transmission activities involve numerous risks that might result in accidents and other operating risks and costs.

There are inherent in Texas Gas’ gas transmission properties a variety of operating risks, such as leaks, explosions and mechanical problems, all of which could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of Texas Gas’ operations and substantial losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks. We currently possess property, business interruptions and general liability insurance, but proceeds from such insurance coverage may not be adequate for all liabilities incurred, lost revenues or increased expenses. Moreover, such insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the September 11, 2001 terrorist attacks have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or that will otherwise cover all potential losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Recent terrorist activities and the potential for military and other actions could adversely affect our business.

The continued threat of terrorism and the impact of retaliatory military and other action against the United States and its allies might lead to increased political, economic and financial market instability and volatility in prices for natural gas, which could affect the market for our gas transmission operations. In addition, future acts of terrorism could be directed against companies operating in the United States, and it has been reported that terrorists might be targeting domestic energy facilities. While we are taking steps that we believe are appropriate to increase the security of our energy assets, there is no assurance that we can completely secure our assets or to completely protect them against a terrorist attack, or obtain adequate insurance coverage for such acts at reasonable rates. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business. In particular, we might experience increased capital or operating costs to implement increased security.

Increased competition could have a significant financial impact on us.

Texas Gas competes primarily with other interstate pipelines in the transportation of natural gas, and natural gas, in turn, competes with other forms of energy available to Texas Gas’ customers, including electricity, coal, and fuel oils. The principal elements of competition among pipelines are rates, terms of service, access to supply basins, and flexibility and reliability of service. The FERC’s policies promoting competition in gas markets are having the effect of increasing the gas transportation options for Texas Gas’ traditional customer base, and we have begun to experience some “turnback” of firm capacity as existing transportation service agreements expire and are not renewed. If we are unable to remarket unrenewed capacity, we or our remaining customers will have to bear the costs associated with the capacity that is turned back. Increased competition could reduce the volumes of gas transported by our pipeline system or, in cases where we do not have long-term fixed rate contracts, could force us to lower our rates to meet competition. The impact of competition on us could be significantly increased as a result of factors that have the effect of significantly decreasing demand for natural gas in the markets served by our pipeline, such as competing or alternative forms of energy; a recession or other adverse economic conditions; weather; higher fuel costs; and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

We may not be able to maintain or replace gas transportation service and storage contracts at favorable rates as existing contracts expire.

Our business relies on our ability to maintain gas transportation service and storage contracts with customers subject to favorable transportation rates. Currently, approximately 43% of the capacity of our pipeline system are under contracts that are due to expire on or before December 31, 2005. Upon expiration, we may not be able to extend contracts with existing customers or obtain replacement contracts at rates favorable to us or on a long-term basis. The extension or replacement of our existing contracts depends on a number of factors beyond our control, including:

•	existing and new competition to deliver natural gas to our markets;

•	the growth in demand for natural gas in our markets;

•	whether transportation of natural gas pursuant to long-term contracts continues to be market practice; and

•	whether our business strategy continues to be successful.

Any failure to extend or replace a significant portion of these contracts may have a material adverse effect on our revenues and results of operations.

A significant portion of our revenues are from two customers.

In 2002, Proliance Energy, LLC and Atmos Energy accounted for approximately 18% and 12%, respectively, of our total operating revenues. A substantial portion of Proliance Energy’s and Atmos Energy’s contracted capacity is up for renewal in 2008 and 2004, respectively. Our profitability and ability to make payments under the notes generally will depend upon our ability to retain such customers and the continued financial performance and creditworthiness of such customers.

EXCHANGE OFFERS

PURPOSE AND EFFECT OF THE EXCHANGE OFFERS

In connection with the issuance of the old notes on May 28, 2003, we entered into a registration rights agreement which provides for the exchange offers. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Under the registration rights agreement we agreed to use our reasonable best efforts to file and cause to become effective a registration statement with respect to offers to exchange the old notes for the exchange notes. We also agreed to use our reasonable best efforts to cause the exchange offers to be consummated within 180 days following the original issuance of the old notes. We are making the exchange offers to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances described under “Registration Rights—Shelf Registration,” upon completion of the exchange offers, our obligations with respect to the registration of the old notes will terminate. The exchange offers are not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offers or the acceptance of them would not be in compliance with the securities or blue sky laws of that jurisdiction.

TERMS OF THE EXCHANGE OFFERS

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offers, TGT Pipeline and Texas Gas will accept for exchange any TGT Pipeline old notes and Texas Gas old notes, respectively, properly tendered and not withdrawn before expiration of the applicable exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offers, is the applicable exchange date, which will be the first business day following the expiration date unless we extend the date as described in this document. TGT Pipeline will issue $1,000 principal amount of TGT Pipeline exchange notes in exchange for each $1,000 principal amount of TGT Pipeline old notes surrendered under its exchange offer. Texas Gas will issue $1,000 principal amount of Texas Gas notes in exchange for each $1,000 principal amount of Texas Gas old notes surrendered under its exchange offer. The old notes may be tendered only in integral multiples of $1,000. The exchange notes will be delivered on the earliest practicable date following the applicable exchange date.

Interest on the exchange notes will accrue from the last payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on the old notes surrendered, from May 28, 2003. Accordingly, holders of exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offers will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from May 28, 2003. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offers. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of accrued interest on such old notes otherwise payable on any interest payment date which occurs on or after the consummation of the exchange offers.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

•	the exchange notes will not be entitled to registration rights under the registration rights agreement; and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes for which the applicable exchange notes may be exchanged. Consequently, (1) both the TGT Pipeline old notes and the TGT Pipeline exchange notes will be treated as a single series of debt securities under the TGT Pipeline notes indenture and (2) both the Texas Gas old notes and the Texas Gas exchange notes will be treated as a single series of debt securities under the Texas Gas notes indenture. For a description of the respective indentures, see “Description of the Exchange Notes.”

The exchange offers are not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, $185 million aggregate principal amount of the TGT Pipeline old notes are outstanding and $250 million aggregate principal amount of the Texas Gas old notes are outstanding. This prospectus and the accompanying letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offers.

We intend to conduct the exchange offers in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indentures.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offers for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange as promptly as practicable on or after the date of acceptance for exchange of the old notes.

Holders who tender old notes in the exchange offers will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. Each issuer will pay all charges and expenses, other than applicable taxes described below, in connection with its exchange offer. You should read “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offers.

EXPIRATION OF THE EXCHANGE OFFERS; EXTENSIONS; AMENDMENTS

The exchange offers will expire at 5:00 p.m., New York City time, on October 27, 2003. Each issuer can extend its exchange offer in its sole discretion, in which case the term “expiration date” means for each exchange offer the latest date and time to which an issuer extends such exchange offer. If an issuer decides to extend the exchange offer period, it will then delay acceptance of any of its old notes by giving notice of an extension as described below. During any extension period, all old notes previously tendered will remain subject to such exchange offer and may be accepted for exchange by the applicable issuer. We will return any old notes not accepted for exchange to the tendering holder after the expiration or termination of the exchange offers.

Each issuer’s obligation to accept old notes for exchange in its exchange offer is subject to the conditions described below under “—Conditions.” Each issuer may decide to waive any of the conditions for its exchange offer in its discretion. Furthermore, each issuer expressly reserves the right to amend or terminate its exchange offer, and not to accept for exchange any of its old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified below under the same heading. By press release or other public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination as promptly as practicable. Without limiting the manner in which an issuer may choose to make a public announcement of any delay, extension, amendment or termination of its exchange offer, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Each issuer reserves the right to amend the terms of its exchange offer in any manner. If an issuer amends its exchange offer in a manner that it determines constitutes a material change, such issuer will disclose the amendment by means of a prospectus supplement. If an issuer makes such a material change less than five to ten business days, depending on the significance of the amendment, before the expiration of such exchange offer, the applicable issuer will extend the amended exchange offer so that you have at least five to ten business days to tender or withdraw. Each issuer will notify you of any extension of its exchange offer by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time.

CONDITIONS

Despite any other term of the exchange offers, or any extension of the exchange offers, an issuer will not be required to accept for exchange, or to exchange, any old notes for any exchange notes and, as described below, may terminate its exchange offer, or may waive any of the conditions to or amend its exchange offer, if any of the following conditions has occurred or exists:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer that, in such issuer’s reasonable judgment, might materially impair its ability to proceed with the exchange offer; or

•	any law, statute, rule, or regulation, order, or SEC staff interpretation is proposed, adopted, enacted, entered, or issued that, in the issuer’s reasonable judgment, might materially impair its ability to proceed with the exchange offer.

These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them. If an issuer determines in its sole discretion that any of the foregoing events or conditions has occurred or exists, it may, subject to applicable law, terminate its exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of its exchange offer in any respect. See “—Expiration of the Exchange Offers; Extensions; Amendments” above. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

We will not accept for exchange any old notes tendered, and we will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indentures under the Trust Indenture Act of 1939.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under “—Procedures for Tendering” and “Plan of Distribution”; and

•	any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

PROCEDURES FOR TENDERING

We have forwarded to you, along with this prospectus, a letter of transmittal relating to the exchange offers. A holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC’s Automated Tender Offer Program (“ATOP”). To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of old notes may tender old notes in the exchange offers. To tender in the exchange offers, a holder must comply with all applicable procedures of DTC and either:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	the exchange agent must receive the old notes along with the letter of transmittal; or

•	with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” before expiration of the exchange offer. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under “—Exchange Agent.”

The tender by a holder that is not withdrawn before expiration of the applicable exchange offer will constitute an agreement between that holder and the applicable issuer in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of old notes held by that holder, that tendering holder should fill in the applicable box of the letter transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If old notes, the letter of transmittal or any other required documents are physically delivered to the exchange agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offers. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offers only after the exchange agent timely receives:

•	the old notes or a timely book-entry confirmation that the old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the letter of transmittal with the prospectus. A holder may obtain additional copies of the letter of transmittal for the old notes from the exchange agent at its offices listed under “—Exchange Agent”. By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent, each tendering holder of old notes will represent to us that, among other things:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of its business;

•	the holder is not engaged in, and does not intend to engage in, the distribution of the exchange notes, and the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not our “affiliate” (as defined in Rule 405 under the Securities Act);

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the exchange notes;

•	if the holder is a broker-dealer, that it did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

•	the holder is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

DTC BOOK-ENTRY TRANSFER

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

With respect to the old notes, the exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize the DTC Automated Tender Offer Program procedures to tender old notes.

With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer.

However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

GUARANTEED DELIVERY PROCEDURES

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the applicable exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the applicable exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the applicable exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution, unless the withdrawing holder is an eligible guarantor institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the applicable exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC, for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the applicable exchange offer.

You may retender properly withdrawn old notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or before expiration of the exchange offer. A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under “—Exchange Agent”.

RESALE OF EXCHANGE NOTES

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offers without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange Offer — Procedures for Tendering” above). However, any holder of old notes who is one of our “affiliates” (as defined in Rule 405 under the Securities Act), who does not acquire the exchange notes in the ordinary course of business, who intends to distribute the exchange notes as part of the exchange offers, or who is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (1) will not be able to rely on the interpretations of the staff of the SEC, (2) will not be permitted to tender old notes in the exchange offers and (3) in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

With regard to broker-dealers, only broker-dealers that acquired the old notes for their own accounts as a result of market-making activities or other trading activities may participate in the exchange offers. Each such broker-dealer that receives exchange notes for its own account in exchange for the old notes must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please see “Plan of Distribution” for more details regarding the transfer of exchange notes.

EXCHANGE AGENT

The Bank of New York has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

To: The Bank of New York (as “Exchange Agent”)

By Mail, Hand or Overnight Courier:

Corporate Trust Operations, Reorganization Unit

101 Barclay Street –7 East

New York, New York 10286

Attention: Mr. Bernard Arsenec

Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

FEES AND EXPENSES

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offers and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offers. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offers, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

TRANSFER TAXES

Each issuer will pay all transfer taxes, if any, applicable to the exchange of its old notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

ACCOUNTING TREATMENT

We will record the exchange notes in our accounting records at the same carrying value as the old notes as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offers. We will record the expenses of the exchange offers as incurred.

CONSEQUENCES OF FAILURE TO TENDER

All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the applicable indenture. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offers will remain restricted securities. Accordingly, such old notes may be resold only:

•	to us (upon redemption thereof or otherwise);

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the old notes are eligible for resale pursuant to Rule 144A, to a person the holder of the old notes and any person acting on its behalf reasonably believes is a “qualified institutional buyer” as defined in Rule 144A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom notice is given that the transfer is being made in reliance on Rule 144A;

•	pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 144 thereunder (if applicable); or

•	pursuant to another available exemption from the registration requirements of the Securities Act, in each case subject to compliance with any applicable state or other securities laws.

OTHER

Participation in the exchange offers is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

Each issuer may in the future seek to acquire its untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, neither issuer has any present plans to acquire any old notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive cash proceeds from the issuance of the exchange notes under the exchange offers. In consideration for issuing the exchange notes in exchange for old notes as described in this prospectus, we will receive old notes of equal principal amount. The old notes surrendered in exchange for the exchange notes will be retired and cancelled.

CAPITALIZATION

The following table sets forth the consolidated capitalization of TGT Pipeline, together with its wholly owned subsidiary Texas Gas, and the capitalization of Texas Gas as of June 30, 2003:

June 30, 2003
(in thousands) (unaudited)
TGT Pipeline
Long-term debt:
TGT Pipeline notes due 2018	$183,147
Texas Gas notes due 2004(1)	17,261
Texas Gas notes due 2027(1)	99,223
Texas Gas notes due 2015	248,320

Total long-term debt	547,951
Member’s capital	516,676

Total capitalization	$1,064,627

Texas Gas
Long-term debt:
Texas Gas notes due 2004	$17,261
Texas Gas notes due 2027	99,223
Texas Gas notes due 2015	248,320

Total long-term debt	364,804
Member’s capital	805,753

Total capitalization	$1,170,557

(1)	These are direct obligations of Texas Gas and as such constitute claims against Texas Gas prior to TGT Pipeline’s ownership interest in Texas Gas.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following description of certain material terms of certain of our indebtedness is not complete. For a more complete understanding of our indebtedness, you should read the agreements and documents governing the indebtedness summarized below, which we will provide to you upon your request, sent to us at the address set forth under “Description of the Exchange Notes—Additional Information.”

Notes due 2004

At June 30, Texas Gas had outstanding $17,261,000 principal amount of its 8.625% notes due 2004, issued in March 1994. The 8.625% notes mature on April 1, 2004. Interest on these notes is payable semiannually on January 15 and July 15. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Texas Gas’ other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which these notes were issued contains negative covenants restricting our ability to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 8.625% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

In June 2003, Texas Gas repurchased $132,715,000 aggregate principal amount of these notes pursuant to a tender offer. Texas Gas may purchase all or a portion of the remaining outstanding 8.625% notes in the open market or otherwise.

Debentures due 2027

Texas Gas has outstanding $100 million aggregate principal amount of 7.250% debentures due 2027, issued in July 1997. Interest is payable on the debentures semiannually on January 15 and July 15. The indebtedness evidenced by the debentures is unsecured and ranks on a parity with all of Texas Gas’ other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which the debentures were issued contains negative covenants restricting the ability of Texas Gas to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 7.250% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and transfers of assets.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheadings “The TGT Pipeline Exchange Notes—Certain Definitions” and “The Texas Gas Exchange Notes—Certain Definitions.” In this description, the term “issuers” refers only to TGT Pipeline and Texas Gas and not to any of their subsidiaries. The term “exchange notes” refers to both the TGT Pipeline exchange notes and the Texas Gas exchange notes being offered in the respective exchange offers.

TGT Pipeline will issue the TGT Pipeline exchange notes pursuant to the indenture dated as of May 28, 2003, between itself and The Bank of New York, as TGT Pipeline Exchange Notes Trustee, under which it issued the TGT Pipeline old notes (the “TGT Pipeline Indenture”). Texas Gas will issue the Texas Gas exchange notes pursuant to the indenture dated as of May 28, 2003, between itself and The Bank of New York, as Texas Gas Exchange Notes Trustee, under which it issued the Texas Gas old notes (the “Texas Gas Indenture”).

The terms of the exchange notes include those stated in the respective indentures governing the exchange notes and those made part of the indentures by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). Neither indenture will contain any covenant or provision that affords debt holders protection in the event of a highly leveraged transaction.

The following descriptions of the TGT Pipeline exchange notes and the Texas Gas exchange notes are summaries of the material provisions of the TGT Pipeline Indenture and the Texas Gas Indenture, respectively. It does not restate those agreements in their entirety. We urge you to read the TGT Pipeline Indenture and the Texas Gas Indenture because they, and not this description, define your rights as holders of the exchange notes. Copies of the TGT Pipeline Indenture and the Texas Gas Indenture are available as indicated below under “—Additional Information.”

As described under “Exchange Offers” we agreed with the initial purchasers of the TGT Pipeline old notes and the Texas Gas old notes to file a registration statement enabling eligible holders to exchange the TGT Pipeline old notes and the Texas Gas old notes for exchange notes. The terms of the exchange notes are identical in all material respects, except for certain provisions relating to transfer restrictions, registration rights and additional interest, to the terms of the old notes. The TGT Pipeline old notes along with the TGT Pipeline exchange notes, and the Texas Gas old notes along with the Texas Gas exchange notes, each constitute a single series of securities under the Texas Gas indenture and therefore, when a vote of a single series is contemplated, will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount of notes of a series have taken actions or exercised rights they are entitled to take or exercise under the applicable indenture. In this “Description of Exchange Notes,”

•	we refer to the TGT Pipeline old notes and the TGT Pipeline exchange notes together as the “TGT Pipeline notes;”

•	we refer to the Texas Gas old notes and the Texas Gas exchange notes together as the “Texas Gas notes;” and

•	we refer to any and all notes issued under the indenture collectively as the “notes.”

The TGT Pipeline Exchange Notes

General

The TGT Pipeline exchange notes will be unsecured senior obligations of TGT Pipeline and will rank pari passu with all existing and future unsubordinated and unsecured obligations of TGT Pipeline. The TGT Pipeline Indenture provides that additional notes may be issued from time to time in one or more series under the TGT Pipeline Indenture and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any such additional notes so denominated will be described in the relevant offering memorandum. The TGT Pipeline Indenture will not limit the amount of TGT Pipeline exchange notes, debentures, notes, or other evidences of indebtedness that may be issued by TGT Pipeline or any of its Subsidiaries. As of the date of this prospectus, $185,000,000 in aggregate principal amount of the TGT Pipeline old notes issued under the TGT Pipeline indenture are outstanding. The TGT Pipeline exchange notes will be initially limited to $185,000,000 in aggregate principal amount. After completion of the exchange offer, TGT Pipeline may issue an unlimited aggregate principal amount of additional notes of such series from time to time. The TGT Pipeline exchange notes, the TGT Pipeline old notes and any additional notes of that series subsequently issued under the TGT Pipeline Indenture would be treated as a single class for all purposes under the TGT Pipeline Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

The TGT Pipeline exchange notes will be issued in denominations of $1,000 and integral multiples of $1,000, will bear interest from May 28, 2003 at the annual rate of 5.200%, and will mature on June 1, 2018. Interest will be payable semi-annually on June 1 and December 1, commencing December 1, 2003 to the holders of record of the TGT Pipeline exchange notes on the preceding May 15 and November 15, respectively. The TGT Pipeline exchange notes will be issued in book-entry form.

The TGT Pipeline exchange notes are obligations exclusively of TGT Pipeline. All of TGT Pipeline’s operations are conducted through Subsidiaries. Therefore, TGT Pipeline’s ability to service its debt, including the TGT Pipeline exchange notes, is dependent upon the earnings of its Subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to TGT Pipeline. Certain laws restrict the ability of TGT Pipeline’s Subsidiaries to pay dividends.

In addition, TGT Pipeline only has an equity claim on the assets of its Subsidiaries. This equity claim is junior to the claims that creditors of TGT Pipeline’s Subsidiaries have against those Subsidiaries. Holders of the TGT Pipeline exchange notes will only be creditors of TGT Pipeline, and not of its Subsidiaries. As a result, all the existing and future liabilities of TGT Pipeline’s Subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the TGT Pipeline exchange notes.

Optional Redemption

The TGT Pipeline exchange notes will be redeemable as a whole or in part, at the option of TGT Pipeline at any time and from time to time at a redemption, or “make-whole,” price equal to the greater of (1) 100% of the principal amount of such TGT Pipeline exchange notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined below, plus 30 basis points, plus in each case accrued interest thereon to the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of TGT Pipeline exchange notes to be redeemed.

Unless TGT Pipeline defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the TGT Pipeline exchange notes or portions thereof called for redemption.

Sinking Fund

The TGT Pipeline exchange notes will not be subject to a sinking fund.

Certain Covenants of TGT Pipeline

Limitation on Liens.    Subject to certain exceptions, TGT Pipeline will not, nor will it permit any Subsidiary of TGT Pipeline to, issue, assume, or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest, or encumbrance (“mortgage”) of, or upon any property of TGT Pipeline or any such Subsidiary without effectively providing that the TGT Pipeline exchange notes issued thereunder shall be equally and ratably secured with such Indebtedness. Among the exceptions are (1) purchase money mortgages; (2) preexisting mortgages on any property acquired by TGT Pipeline or a Subsidiary of TGT Pipeline and mortgages on any property acquired or constructed by TGT Pipeline or a Subsidiary of TGT Pipeline and created within one year after completion of such acquisition or construction; (3) mortgages created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after completion of such acquisition or construction; (4) mortgages on property of a Subsidiary of TGT Pipeline existing at the time it became a Subsidiary of TGT Pipeline or existing on property at the time of acquisition thereof; and (5) other mortgages not permitted by the TGT Pipeline Indenture in an aggregate amount which, at the time of incurrence and together with the Attributable Debt in respect of sale and lease-back transactions permitted by clause (a) of the covenant described under the caption “—Limitation on Sale and Leaseback Transactions” below, does not exceed ten percent (10%) of Consolidated Net Tangible Assets of TGT Pipeline.

Limitation on Sale and Lease-Back Transactions.    TGT Pipeline will not, nor will it permit any Subsidiary of TGT Pipeline to, sell and lease back for more than three years any Principal Property acquired or placed into service more than 180 days before such lease arrangement, unless (a) the lessee would be entitled to incur Indebtedness secured by a mortgage on such Principal Property in a principal amount equivalent to the Attributable Debt in respect of such arrangement without equally and ratably securing the TGT Pipeline notes issued thereunder or (b) TGT Pipeline retires Funded Indebtedness or causes Funded Indebtedness to be retired within 90 days of the effective date of such sale and lease-back transaction equal to the net proceeds of such sale. This limitation will not apply to sale and lease-back transactions (1) relating to industrial development or pollution control financing or (2) involving only TGT Pipeline and any Subsidiary or Subsidiaries of TGT Pipeline, nor will such transactions be included in any computation of Attributable Debt. Notwithstanding the foregoing, TGT Pipeline and its Subsidiaries may enter into sale and lease-back transactions so long as, at the time of such transactions and together with mortgages incurred pursuant to clause (5) of the covenant described under the caption “—Limitation on Liens” above, the total consolidated Attributable Debt in respect of such transactions does not exceed ten percent (10%) of Consolidated Net Tangible Assets of TGT Pipeline.

Consolidation, Merger, Conveyance of Assets.    TGT Pipeline will not consolidate with or merge into any other Person or convey, transfer, or lease its properties and assets substantially as an entirety to any Person, unless the Person formed by such consolidation or into which TGT Pipeline is merged or the Person that acquires such assets shall be organized or existing under the laws of the United States, any state of the United States or the District of Columbia and such Person shall expressly assume TGT Pipeline’s obligations under the TGT Pipeline Indenture and the TGT Pipeline exchange notes issued thereunder and immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

Event Risk.    Except for the covenants described under the captions “Limitations on Liens” and “Limitations on Sale and Leaseback Transactions” described above, the TGT Pipeline Indenture and TGT Pipeline exchange notes do not contain any covenants or other provisions designed to afford holders of the TGT Pipeline exchange notes exchange protection in the event of a highly leveraged transaction involving TGT Pipeline.

Events of Default

In general, an Event of Default is defined under the TGT Pipeline Indenture with respect to notes of any series issued under the TGT Pipeline Indenture, including the TGT Pipeline exchange notes, as being:

(a)    default in payment of any principal of the notes of such series, either at maturity, upon any redemption, by declaration, or otherwise;

(b)    default for 30 days in payment of any interest on any notes of such series unless otherwise provided;

(c)    default for 60 days after written notice in the observance or performance of any covenant or warranty in the notes of such series (other than a covenant a default in whose performance, or whose breach, is dealt with otherwise below);

(d)    either (1) default in payment of any Indebtedness of TGT Pipeline or any Subsidiary of TGT Pipeline within any applicable grace period after final maturity or (2) the acceleration of Indebtedness of

TGT Pipeline or any Subsidiary of TGT Pipeline by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $25 million;

(e)    certain events of bankruptcy, insolvency, or reorganization of TGT Pipeline; or

(f)    any other Event of Default provided in the supplemental indenture under which such series of notes is issued or in the form of note for such series;

provided, however, that the occurrence of any of the events described in the foregoing clauses (c) or (f) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which the TGT Pipeline Indenture is executed and a certificate to such effect is delivered to the TGT Pipeline Notes Trustee by TGT Pipeline’s independent public accountants.

In general, the TGT Pipeline Indenture provides that, (a) if an Event of Default described in clauses (a), (b), (c), (d) or (f) above (if the Event of Default under clause (c) is with respect to less than all series of notes issued under the TGT Pipeline Indenture then outstanding) occurs, either the TGT Pipeline Notes Trustee or the Holders of not less than 25 percent in principal amount of the notes of each affected series (voting as one class) issued under the TGT Pipeline Indenture and then outstanding may then declare the entire principal of all notes of each such affected series and interest accrued thereon to be due and payable immediately and (b) if an Event of Default due to a default described in clauses (c) or (f) above which is applicable to all series of notes issued under the TGT Pipeline Indenture then outstanding or due to certain events of bankruptcy, insolvency, and reorganization of TGT Pipeline shall have occurred and be continuing, the TGT Pipeline Notes Trustee or the Holders of not less than 25 percent in principal amount of all notes issued under the TGT Pipeline Indenture and then outstanding (voting as one class) may declare the entire principal of all such notes and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or interest on such notes) by the Holders of a majority in aggregate principal amount of the notes of all such affected series then outstanding (voting as one class).

The TGT Pipeline Notes Trustee, subject to the duty of the TGT Pipeline Notes Trustee during a default to act with the required standard of care, will be entitled to be indemnified by the Holders of notes (treated as one class) issued under the TGT Pipeline Indenture before proceeding, at the request of such Holders, to exercise any right or power under the TGT Pipeline Indenture. Subject to such provisions in the TGT Pipeline Indenture for the indemnification of the TGT Pipeline Notes Trustee and certain other limitations, the Holders of a majority in aggregate principal amount of the outstanding notes of each series affected (voting as one class) issued under the TGT Pipeline Indenture may direct the time, method, and place of conducting any proceeding for any remedy available to the TGT Pipeline Notes Trustee, or exercising any trust or power conferred on the TGT Pipeline Notes Trustee.

In general, the TGT Pipeline Indenture provides that no Holder of notes issued under the TGT Pipeline Indenture may institute any action against TGT Pipeline under the TGT Pipeline Indenture (except actions for payment of principal or interest on or after the due date provided) unless such Holder previously shall have given to the TGT Pipeline Notes Trustee written notice of default and continuance thereof and unless the Holders of not less than 25 percent in principal amount of the notes of each affected series (treated as one class) issued under the TGT Pipeline Indenture and then outstanding shall have requested the TGT Pipeline Notes Trustee to institute such action and shall have offered the TGT Pipeline Notes Trustee reasonable indemnity and the TGT Pipeline Notes Trustee shall not have instituted such action within 60 days of such request and the TGT Pipeline Notes Trustee shall not have received direction inconsistent with such written request by the Holders of a majority in principal amount of the notes of each affected series (treated as one class) issued under the TGT Pipeline Indenture and then outstanding.

The TGT Pipeline Indenture contains a covenant that TGT Pipeline will file annually with the TGT Pipeline Notes Trustee a certificate of no default or a certificate specifying any default that exists.

Discharge, Defeasance, and Covenant Defeasance

TGT Pipeline will be permitted to discharge or defease its obligations under the TGT Pipeline Indenture as set forth below.

Under terms satisfactory to the TGT Pipeline Notes Trustee, TGT Pipeline may discharge certain obligations to Holders of any series of notes issued under the TGT Pipeline Indenture which have not already been delivered to the TGT Pipeline Notes Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the TGT Pipeline Notes Trustee cash or, in the case of notes payable only in United States dollars, United States Government Obligations (as defined in the TGT Pipeline Indenture) as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such notes.

TGT Pipeline may also, upon satisfaction of the conditions listed below, discharge certain obligations to Holders of any series of notes issued under the TGT Pipeline Indenture at any time (“defeasance”). Under terms satisfactory to the TGT Pipeline Notes Trustee, TGT Pipeline may instead be released with respect to any outstanding series of notes issued under the TGT Pipeline Indenture from the obligations imposed by the covenants described above limiting liens, sale and lease-back transactions, consolidations, mergers, and conveyances of assets, and omit to comply with such covenants without creating an Event of Default (“covenant defeasance”). Defeasance or covenant defeasance may be effected only if, among other things:

(1)    TGT Pipeline irrevocably deposits with the TGT Pipeline Notes Trustee cash or, in the case of notes payable only in United States dollars, United States Government Obligations, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on all outstanding notes of such series issued under such TGT Pipeline Indenture; and

(2)    TGT Pipeline delivers to the TGT Pipeline Notes Trustee an opinion of counsel to the effect that the Holders of such series of notes will not recognize income, gain, or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if defeasance or covenant defeasance had not occurred (in the case of a defeasance, such opinion must be based on a ruling of the United States Internal Revenue Service or a change in United States federal income tax law occurring after the date of the TGT Pipeline Indenture, since such a result would not occur under current tax law).

Modification of the Indenture

The TGT Pipeline Indenture provides that TGT Pipeline and the TGT Pipeline Notes Trustee may enter into supplemental indentures (which conform to the provisions of the TIA) without the consent of the Holders to, in general:

(a)    secure any notes issued under the TGT Pipeline Indenture;

(b)    evidence the assumption by a successor Person of the obligations of TGT Pipeline;

(c)    add further covenants for the protection of the Holders;

(d)    cure any ambiguity or correct any inconsistency in the TGT Pipeline Indenture, so long as such action will not adversely affect the interests of the Holders;

(e)    establish the form or terms of notes of any series issued under the TGT Pipeline Indenture; and

(f)    evidence the acceptance of appointment by a successor trustee.

The TGT Pipeline Indenture also contains provisions permitting TGT Pipeline and the TGT Pipeline Notes Trustee, with the consent of the Holders of not less than the majority in principal amount of notes of all series issued under the TGT Pipeline Indenture then outstanding and affected (voting as one class) to, in general, add any provisions to, or change in any manner or eliminate any of the provisions of, the TGT Pipeline Indenture or modify in any manner the rights of the Holders of the notes of each series so affected; provided that such changes conform to provisions of the TIA and provided that TGT Pipeline and the TGT Pipeline Notes Trustee may not, without the consent of each Holder of outstanding notes affected thereby,

(1)    extend the final maturity of the principal of any notes, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount) or interest thereon is payable, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or alter certain provisions of the TGT Pipeline Indenture relating to notes issued thereunder not denominated in U.S. dollars or for which conversion to another currency is required to satisfy the judgment of any court, or impair the right to institute suit for the enforcement of any payment on any notes issued under the TGT Pipeline Indenture when due; or

(2)    reduce the aforesaid percentage in principal amount of notes of any series issued under such TGT Pipeline Indenture, the consent of the Holders of which is required for any such modification.

Additional Information

You may obtain a copy of the TGT Pipeline Indenture without charge by writing to Texas Gas Transmission, LLC, 3800 Frederica Street, Owensboro, Kentucky 42301, Attention: Corporate Secretary.

Certain Definitions

Certain terms defined in the TGT Pipeline Indenture and used herein are summarized as follows:

“Attributable Debt” means, with respect to any sale and lease-back transaction as of any particular time, the present value discounted at a rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the TGT Pipeline notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such TGT Pipeline notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if TGT Pipeline obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by TGT Pipeline, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to TGT Pipeline by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Consolidated Funded Indebtedness” means the aggregate of all outstanding Funded Indebtedness of TGT Pipeline and its consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means the total assets appearing on a consolidated balance sheet of a Person and its consolidated Subsidiaries less, in general: (1) intangible assets; (2) current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains and deferred income; and (3) reserves.

“Funded Indebtedness” means any Indebtedness that matures more than one year after the date as of which Funded Indebtedness is being determined less any such Indebtedness as will be retired through or by means of any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise.

“Holder” means, in general, a Person in whose name the notes issued under the TGT Pipeline Indenture are registered, or, if not registered, the bearer thereof.

“Indebtedness” means indebtedness that is for money borrowed from others.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by TGT Pipeline.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any natural gas pipeline, gathering property, or natural gas processing plant located in the United States, except any such property that in the opinion of the board of directors of TGT Pipeline is not of material importance to the total business conducted by TGT Pipeline and its consolidated Subsidiaries; provided, however, that “Principal Property” shall not include production and proceeds from production from gas processing plants or oil or natural gas or petroleum products in any pipeline or storage field.

“Reference Treasury Dealer” means each of Lehman Brothers Inc. and Citigroup Global Markets Inc. and their respective successors and, at the option of TGT Pipeline, additional Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), TGT Pipeline shall substitute therefor another Primary Treasury Dealer.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the outstanding equity interests having ordinary voting power is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person, or (c) one or more Subsidiaries of such Person.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Texas Gas Exchange Notes

General

The Texas Gas exchange notes will be unsecured senior obligations of Texas Gas and will rank pari passu with all existing and future unsubordinated and unsecured obligations of Texas Gas. The Texas Gas Indenture provides that additional notes may be issued from time to time in one or more series under the Texas Gas Indenture and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any such additional notes so denominated will be described in the relevant offering memorandum.

The Texas Gas exchange notes are obligations exclusively of Texas Gas. The Texas Gas Indenture does not limit the amount of Texas Gas exchange notes, debentures, notes, or other evidences of indebtedness that may be issued by Texas Gas or any of its Subsidiaries. As of the date of this prospectus, $250,000,000 aggregate principal amount of the Texas Gas old notes are issued and outstanding under the Texas Gas Indenture. The Texas Gas notes offered hereby will initially be limited to $250,000,000 in aggregate principal amount. After completion of the exchange offer, Texas Gas may issue an unlimited aggregate principal amount of additional notes of such series from time to time. The Texas Gas exchange notes, the Texas Gas old notes and any additional notes of that series subsequently issued under the Texas Gas Indenture would be treated as a single class for all purposes under the Texas Gas Indenture, including without limitation, waivers, amendments, redemptions and others to purchase.

The Texas Gas exchange notes will be issued in denominations of $1,000 and integral multiples of $1,000, will bear interest from May 28, 2003 at the annual rate set forth on the cover page of this offering memorandum, and will mature on June 1, 2015. Interest will be payable semi-annually on June 1 and December 1, commencing December 1, 2003 to the holders of record of the Texas Gas notes on the preceding May 15 and November 15, respectively. The Texas Gas exchange notes will be issued in book-entry form.

Optional Redemption

The Texas Gas exchange notes will be redeemable as a whole or in part, at the option of Texas Gas at any time and from time to time at a redemption, or “make-whole,” price equal to the greater of (1) 100% of the principal amount of such Texas Gas exchange notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined below, plus 25 basis points, plus in each case accrued interest thereon to the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Texas Gas exchange notes to be redeemed.

Unless Texas Gas defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Texas Gas exchange notes or portions thereof called for redemption.

Sinking Fund

The Texas Gas exchange notes will not be subject to a sinking fund.

Certain Covenants of Texas Gas

Limitation on Liens.    Subject to certain exceptions, Texas Gas will not, nor will it permit any Subsidiary of Texas Gas to, issue, assume, or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest, or encumbrance (“mortgage”) of, or upon any property of Texas Gas or any such Subsidiary without effectively providing that the Texas Gas exchange notes issued thereunder shall be equally and ratably secured with such Indebtedness. Among the exceptions are (1) purchase money mortgages; (2) preexisting mortgages on any property acquired by Texas Gas or a Subsidiary and mortgages on any property acquired or constructed by Texas Gas or a Subsidiary of Texas Gas and created within one year after completion of such acquisition or construction; (3) mortgages created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after completion of such acquisition or construction; (4) mortgages on property of a Subsidiary of Texas Gas existing at the time it became a Subsidiary of Texas Gas or existing on property at the time of acquisition thereof; and (5) other mortgages not permitted by the Texas Gas Indenture in an aggregate amount which, at the time of incurrence and together with the Attributable Debt in respect of sale and lease-back transactions permitted by clause (a) of the covenant described under the caption “—Limitation on Sale and Leaseback Transactions” below, does not exceed ten percent (10%) of Consolidated Net Tangible Assets of Texas Gas.

Limitation on Sale and Lease-Back Transactions.    Texas Gas will not, nor will it permit any Subsidiary of Texas Gas to, sell and lease back for more than three years any Principal Property acquired or placed into service more than 180 days before such lease arrangement, unless (a) the lessee would be entitled to incur Indebtedness secured by a mortgage on such Principal Property in a principal amount equivalent to the Attributable Debt in respect of such arrangement without equally and ratably securing the Texas Gas notes issued thereunder or (b) Texas Gas retires Funded Indebtedness or causes Funded Indebtedness to be retired within 90 days of the effective date of such sale and lease-back transaction equal to the net proceeds of such sale. This limitation will not apply to sale and lease-back transactions (1) relating to industrial development or pollution control financing or (2) involving only Texas Gas and any Subsidiary or Subsidiaries of Texas Gas, nor will such transactions be included in any computation of Attributable Debt. Notwithstanding the foregoing, Texas Gas and its Subsidiaries may enter into sale and lease-back transactions so long as, at the time of such transactions and together with mortgages incurred pursuant to clause (5) of the covenant described under the caption “—Limitation on Liens” above, the total consolidated Attributable Debt in respect of such transactions does not exceed ten percent (10%) of Consolidated Net Tangible Assets of Texas Gas.

Consolidation, Merger, Conveyance of Assets.    Texas Gas will not consolidate with or merge into any other Person or convey, transfer, or lease its properties and assets substantially as an entirety to any Person, unless the Person formed by such consolidation or into which Texas Gas is merged or the Person that acquires such assets shall be organized or existing under the laws of the United States, any state of the United States or the District of Columbia and such person shall expressly assume Texas Gas’s obligations under the Texas Gas Indenture and the Texas Gas exchange notes issued thereunder and immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

Event Risk.    Except for the limitations on Liens and Sale and Leaseback Transactions described above, the Texas Gas Indenture and Texas Gas exchange notes will not contain any covenants or other provisions designed to afford holders of the Texas Gas exchange notes protection in the event of a highly leveraged transaction involving Texas Gas.

Events of Default

In general, an Event of Default will be defined under the Texas Gas Indenture with respect to notes of any series issued under the Texas Gas Indenture, including the Texas Gas exchange notes, as being:

(a)    default in payment of any principal of the notes of such series, either at maturity, upon any redemption, by declaration, or otherwise;

(b)    default for 30 days in payment of any interest on any notes of such series unless otherwise provided;

(c)    default for 60 days after written notice in the observance or performance of any covenant or warranty in the notes of such series (other than a covenant a default in whose performance, or whose breach, is dealt with otherwise below);

(d)    either (1) default in payment of any Indebtedness of Texas Gas or any Subsidiary of Texas Gas within any applicable grace period after final maturity or (2) the acceleration of Indebtedness of Texas Gas or any Subsidiary of Texas Gas by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $25 million;

(e)    certain events of bankruptcy, insolvency, or reorganization of Texas Gas; or

(f)    any other Event of Default provided in the supplemental indenture under which such series of notes is issued or in the form of note for such series;

provided, however, that the occurrence of any of the events described in the foregoing clauses (c) or (f) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which the

Texas Gas Indenture is executed and a certificate to such effect is delivered to the Texas Gas Notes Trustee by Texas Gas’ independent public accountants.

In general, the Texas Gas Indenture will provide that, (a) if an Event of Default described in clauses (a), (b), (c), (d) or (f) above (if the Event of Default under clause (c) is with respect to less than all series of notes issued under the Texas Gas Indenture then outstanding) occurs, either the Texas Gas Notes Trustee or the Holders of not less than 25 percent in principal amount of the notes of each affected series (voting as one class) issued under the Texas Gas Indenture and then outstanding may then declare the entire principal of all notes of each such affected series and interest accrued thereon to be due and payable immediately and (b) if an Event of Default due to a default described in clauses (c) or (f) above which is applicable to all series of Texas Gas notes then outstanding or due to certain events of bankruptcy, insolvency, and reorganization of Texas Gas shall have occurred and be continuing, the Texas Gas Notes Trustee or the Holders of not less than 25 percent in principal amount of all notes issued under the Texas Gas Indenture and then outstanding (voting as one class) may declare the entire principal of all such notes and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or interest on such notes) by the Holders of a majority in aggregate principal amount of the notes of all such affected series then outstanding (voting as one class).

The Texas Gas Notes Trustee, subject to the duty of the Texas Gas Notes Trustee during a default to act with the required standard of care, will be entitled to be indemnified by the Holders of notes (treated as one class) issued under the Texas Gas Indenture before proceeding, at the request of such Holders, to exercise any right or power under the Texas Gas Indenture. Subject to such provisions in the Texas Gas Indenture for the indemnification of the Texas Gas Notes Trustee and certain other limitations, the Holders of a majority in aggregate principal amount of the outstanding notes of each series affected (voting as one class) issued under the Texas Gas Indenture may direct the time, method, and place of conducting any proceeding for any remedy available to the Texas Gas Notes Trustee, or exercising any trust or power conferred on the Texas Gas Notes Trustee.

In general, the Texas Gas Indenture provides that no Holder of notes issued under the Texas Gas Indenture may institute any action against Texas Gas under the Texas Gas Indenture (except actions for payment of principal or interest on or after the due date provided) unless such Holder previously shall have given to the Texas Gas Notes Trustee written notice of default and continuance thereof and unless the Holders of not less than 25 percent in principal amount of the notes of each affected series (treated as one class) issued under the Texas Gas Indenture and then outstanding shall have requested the Texas Gas Notes Trustee to institute such action and shall have offered the Texas Gas Notes Trustee reasonable indemnity and the Texas Gas Notes Trustee shall not have instituted such action within 60 days of such request and the Texas Gas Notes Trustee shall not have received direction inconsistent with such written request by the Holders of a majority in principal amount of the notes of each affected series (treated as one class) issued under the Texas Gas Indenture and then outstanding.

The Texas Gas Indenture contains a covenant that Texas Gas will file annually with the Texas Gas Notes Trustee a certificate of no default or a certificate specifying any default that exists.

Discharge, Defeasance, and Covenant Defeasance

Texas Gas will be permitted to discharge or defease its obligations under the Texas Gas Indenture as set forth below.

Under terms satisfactory to the Texas Gas Notes Trustee, Texas Gas may discharge certain obligations to Holders of any series of notes issued under the Texas Gas Indenture which have not already been delivered to the Texas Gas Notes Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Texas Gas Notes Trustee cash or, in the case of notes payable only in United States dollars, United States Government Obligations (as defined in the Texas Gas Indenture) as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such notes.

Texas Gas may also, upon satisfaction of the conditions listed below, discharge certain obligations to Holders of any series of notes issued under the Texas Gas Indenture at any time (“defeasance”). Under terms satisfactory to the Texas Gas Notes Trustee, Texas Gas may instead be released with respect to any outstanding series of notes issued under the Texas Gas Indenture from the obligations imposed by the covenants described above limiting liens, sale and lease-back transactions, consolidations, mergers, and conveyances of assets, and omit to comply with such covenants without creating an Event of Default (“covenant defeasance”). Defeasance or covenant defeasance may be effected only if, among other things:

(1)    Texas Gas irrevocably deposits with the Texas Gas Notes Trustee cash or, in the case of notes payable only in United States dollars, United States Government Obligations, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on all outstanding notes of such series issued under such Texas Gas Indenture; and

(2)    Texas Gas delivers to the Texas Gas Notes Trustee an opinion of counsel to the effect that the Holders of such series of notes will not recognize income, gain, or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if defeasance or covenant defeasance had not occurred (in the case of a defeasance, such opinion must be based on a ruling of the United States Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Texas Gas Indenture, since such a result would not occur under current tax law).

Modification of the Indenture

The Texas Gas Indenture provides that Texas Gas and the Texas Gas Notes Trustee may enter into supplemental indentures (which conform to the provisions of the TIA) without the consent of the Holders to, in general:

(a)    secure any notes issued under the Texas Gas Indenture;

(b)    evidence the assumption by a successor Person of the obligations of Texas Gas;

(c)    add further covenants for the protection of the Holders;

(d)    cure any ambiguity or correct any inconsistency in the Indenture, so long as such action will not adversely affect the interests of the Holders;

(e)    establish the form or terms of notes of any series issued under the Texas Gas Indenture; and

(f)    evidence the acceptance of appointment by a successor trustee.

The Texas Gas Indenture also contains provisions permitting Texas Gas and the Texas Gas Notes Trustee, with the consent of the Holders of not less than the majority in principal amount of notes of all series issued under the Texas Gas Indenture then outstanding and affected (voting as one class) to, in general, add any provisions to, or change in any manner or eliminate any of the provisions of, the Texas Gas Indenture or modify in any manner the rights of the Holders of the notes of each series so affected; provided that such changes conform to provisions of the TIA and provided that Texas Gas and the Texas Gas Notes Trustee may not, without the consent of each Holder of outstanding notes affected thereby,

(1)    extend the final maturity of the principal of any notes, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount) or interest thereon is payable, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or alter certain provisions of the Texas Gas Indenture relating to notes issued thereunder not denominated in U.S. dollars or for which conversion to another currency is required to satisfy the judgment of any court, or impair the right to institute suit for the enforcement of any payment on any notes issued under the Texas Gas Indenture when due; or

(2)    reduce the aforesaid percentage in principal amount of notes of any series issued under such Texas Gas Indenture, the consent of the Holders of which is required for any such modification.

Additional Information

You may obtain a copy of the Texas Gas Indenture without charge by writing to Texas Gas Transmission, LLC, 3800 Frederica Street, Owensboro, Kentucky 42301, Attention: Corporate Secretary.

Certain Definitions

Certain terms defined in the Texas Gas Indenture and used herein are summarized as follows:

“Attributable Debt” means, with respect to any sale and lease-back transaction as of any particular time, the present value discounted at a rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Texas Gas notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Texas Gas notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if Texas Gas obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Texas Gas, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Texas Gas by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Consolidated Funded Indebtedness” means the aggregate of all outstanding Funded Indebtedness of Texas Gas and its consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means the total assets appearing on a consolidated balance sheet of a Person and its consolidated Subsidiaries less, in general: (1) intangible assets; (2) current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains and deferred income; and (3) reserves.

“Funded Indebtedness” means any Indebtedness that matures more than one year after the date as of which Funded Indebtedness is being determined less any such Indebtedness as will be retired through or by means of any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise.

“Holder” means, in general, a Person in whose name the notes issued under the Texas Gas Indenture are registered, or, if not registered, the bearer thereof.

“Indebtedness” means indebtedness that is for money borrowed from others.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by Texas Gas.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any natural gas pipeline, gathering property, or natural gas processing plant located in the United States, except any such property that in the opinion of the board of directors is not of material importance to the total business conducted by Texas Gas and its consolidated Subsidiaries; provided that “Principal Property” shall not include production and proceeds from production from gas processing plants or oil or natural gas or petroleum products in any pipeline or storage field.

“Reference Treasury Dealer” means each of Lehman Brothers Inc. and Citigroup Global Markets Inc. and their respective successors and, at the option of Texas Gas, additional Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Texas Gas shall substitute therefore another Primary Treasury Dealer.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the outstanding equity interests having ordinary voting power is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person, or (c) one or more Subsidiaries of such Person.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Registration Rights; Additional Interest

In connection with the issuance of the old notes, TGT Pipeline and Texas Gas entered into a Registration Rights Agreement dated May 28, 2003, pursuant to which each agreed to conduct its exchange offer and, in certain circumstances described below, register the resale of the old notes.

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines the registration rights of holders of the old notes. See the section of this prospectus entitled “Where You Can Find More Information.”

If:

(a)    TGT Pipeline or Texas Gas is not required to file an exchange offer registration statement or permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(b)    any holder of Transfer Restricted Securities notifies TGT Pipeline or Texas Gas, as applicable, prior to the 20th day following consummation of the exchange offer that:

(1)    it is prohibited by law or SEC policy from participating in the exchange offer; or

(2)    that it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

(3)    that it is a broker-dealer and owns notes acquired directly from the relevant issuer or an affiliate of the relevant issuer;

TGT Pipeline or Texas Gas, as applicable, will file with the SEC a shelf registration statement to cover resales of the old notes by the holders of the old notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. TGT Pipeline or Texas Gas, as applicable, will use its reasonable best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

For purposes of the preceding, “Transfer Restricted Securities” means each old note until

(a)    the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in the exchange offers;

(b)    following the exchange by a broker-dealer in the exchange offers of an old note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

(c)    the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(d)    the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

Pursuant to the registration rights agreement, TGT Pipeline and Texas Gas each agreed with respect to the TGT Pipeline old notes and the Texas Gas old notes, respectively, to :

(a)    file an exchange offer registration statement with the SEC on or prior to 120 days after the issue date of the old notes,

(b)    use its reasonable best efforts to have the exchange offer registration statement declared effective by the SEC on or prior to 180 days after the issue date of the old notes;

(c)    unless the exchange offer would not be permitted by applicable law or SEC policy, commence the exchange offer and use its reasonable best efforts to issue on or prior to 30 business days after, or longer, if required by the federal securities laws, the date on which the exchange offer registration statement was declared effective by the SEC, exchange notes in exchange for all old notes tendered prior thereto in the exchange offer; and

(d)    if obligated to file the shelf registration statement, use its reasonable best efforts to file the shelf registration statement with the SEC on or prior to 60 days after such filing obligation arises and to cause the shelf registration statement to be declared effective by the SEC on or prior to 120 days after such obligation arises.

If a “Registration Default” occurs, which means one of the following events occurs:

(1)    either TGT Pipeline or Texas Gas fails to file the exchange offer registration statement or its shelf registration statement on or before the date specified above for such filing;

(2)    any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(3)    either TGT Pipeline or Texas Gas fails to consummate its exchange offer within 30 business days, or longer, if required by the federal securities laws, of the Effectiveness Target Date with respect to the exchange offer registration statement; or

(4)    the shelf registration statement of either TGT Pipeline or Texas Gas or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Default Securities during the periods specified in the registration rights agreement;

then additional interest will accrue on the relevant old notes, from and including the date on which any such Registration Default shall occur to, but excluding, the date on which the Registration Default has been cured, at the rate of 0.25% per year, plus an additional 0.25% per year from and during any period in which the Registration Default has continued for more than 90 days, up to a maximum rate of 0.50% per year. In no event will the additional interest on the notes exceed 0.50% per year. TGT Pipeline and Texas Gas have no other liabilities for monetary damages with respect to these registration obligations.

Additional interest will only be paid with respect to Transfer Restricted Securities. Following the cure of all Registration Defaults, the accrual of additional interest will cease.

You will be required to make certain representations to us (as described under “Exchange Offers—Procedures for Tendering” and the letter of transmittal) in order to participate in the exchange offer. Holders of old notes will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth above. By acquiring Transfer Restricted Securities, a holder of old notes will be deemed to have agreed to indemnify TGT Pipeline and Texas Gas, as applicable, against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of old notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from TGT Pipeline or Texas Gas.

Book-Entry, Delivery and Form

Except as set forth below, exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Exchange notes initially will be represented by one or more notes in registered, global form without interest coupons, collectively, the global exchange notes. The global exchange notes will be deposited upon issuance with the TGT Pipeline Notes Trustee or the Texas Gas Notes Trustee, as applicable, as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global exchange notes may be transferred, in whole and not in part, only by DTC to another nominee of DTC, by a nominee of DTC to DTC or another nominee, or by DTC or this nominee to a successor of DTC or a nominee of this successor. Beneficial interests in the global exchange notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Exchange Notes for Certificated Exchange Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global exchange notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global exchange notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The issuers take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the issuers that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised the issuers that, pursuant to procedures established by it:

(1)    upon deposit of the global exchange notes, DTC will credit the accounts of participants with the principal amount of the exchange notes represented by the global exchange notes; and

(2)    ownership of these interests in the global exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global exchange notes).

Investors in the global exchange notes who are participants in DTC’s system may hold their interests in the global exchange notes directly through DTC. Investors in the global exchange notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a global exchange note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global exchange note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a global exchange note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the global exchange notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or “holders” thereof under the TGT Pipeline Indenture or the Texas Gas Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and special interest, if any, on a global exchange note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the TGT Pipeline Indenture or the Texas Gas Indenture, as applicable. Under the terms of the TGT Pipeline Indenture or the Texas Gas Indenture, as applicable, TGT Pipeline or Texas Gas and the TGT Pipeline Notes Trustee or the Texas Gas Notes Trustee, as applicable, will treat the Persons in whose names the exchange notes, including the global exchange notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of TGT Pipeline, Texas Gas, the TGT Pipeline Notes Trustee, the Texas Gas Notes Trustee or any agent of the issuers, the TGT Pipeline Notes Trustee or the Texas Gas Notes Trustee has or will have any responsibility or liability for:

(1)    any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global exchange notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global exchange notes; or

(2)    any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised the issuers that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the TGT Pipeline Notes Trustee, the Texas Gas Notes Trustee, TGT Pipeline or Texas Gas. Neither TGT Pipeline, Texas Gas, nor the TGT Pipeline Notes Trustee or the Texas Gas Notes Trustee, as applicable, will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the exchange notes, and TGT Pipeline or Texas Gas and the TGT Pipeline Notes Trustee or the Texas Gas Notes Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the issuers that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account DTC has credited the interests in the global exchange notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the global exchange notes for legended notes in certificated form, and to distribute such exchange notes to its participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global exchange notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of TGT Pipeline, Texas Gas, the TGT Pipeline Notes Trustee or the Texas Gas Notes Trustee, as applicable, or any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing its operations.

Exchange of Global Exchange Notes for Certificated Exchange Notes

A global exchange note is exchangeable for definitive exchange notes in registered certificated form, which we refer to as certificated exchange notes, if:

(1)    DTC notifies the issuers that it (a) is unwilling or unable to continue as depositary for the global exchange notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the issuers fail to appoint a successor depositary within 120 days after the date of such notice;

(2)    the issuers, at their option, notify the TGT Pipeline Notes Trustee or the Texas Gas Notes Trustee, as applicable, in writing that they elect to cause the issuance of the certificated exchange notes; or

(3)    there shall have occurred and be continuing a Default or Event of Default with respect to the exchange notes.

In addition, beneficial interests in a global exchange note may be exchanged for certificated exchange notes upon prior written notice given to the TGT Pipeline Notes Trustee or the Texas Gas Notes Trustee, as applicable, by or on behalf of DTC in accordance with the TGT Pipeline Indenture or the Texas Gas Indenture, as applicable. In all cases, certificated exchange notes delivered in exchange for any global exchange note or beneficial interests in global exchange notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the registration statement of which this prospectus forms a part is declared effective or, if earlier, until the date on which broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

•	the board of directors of TGT Pipeline or Texas Gas determines in good faith that such action would impede, delay or otherwise interfere with any proposed or pending material corporate transaction involving TGT Pipeline or Texas Gas and notifies the holders of the exchange notes of such determination within two business day or that such action would require the disclosure of material non-public information, the disclosure of which at such time would not be in the best interests of TGT Pipeline or Texas Gas, as applicable, or its respective members; or

•	this prospectus contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in this prospectus, in the light of the circumstances under which they were made, not misleading.

If we suspend the use of this prospectus, the 90-day period referred to above will be extended by a number of days equal to the period of the suspension.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the registration statement of which this prospectus forms a part is declared effective or, if earlier, until the date on which broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities, we will promptly provide additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We have agreed to pay the expenses incident to the exchange offers, including the reasonable fees and disbursements of one legal counsel for the holders of the old notes in connection with any shelf registration statement filed pursuant to the registration rights agreement, other than commissions or concessions of any brokers or dealers and the fees of any advisors or experts retained by the holders of old notes (other than the legal counsel referred to above), and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations and, in the case of a holder that is a non-U.S. holder, United States federal estate tax considerations relating to the ownership and disposition of the notes, and the exchange of the old notes for exchange notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In this summary, we refer to the old notes and the exchange notes collectively as the “notes.”

This summary assumes that the notes are held as capital assets (i.e., generally held for investment) and holders are purchasers of the notes at their respective initial offering price in the relevant offering. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation: holders subject to the alternative minimum tax; banks; insurance companies; dealers in securities or commodities; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; other financial institutions; tax-exempt organizations; holders whose functional currency is not the U.S. dollar; certain expatriates or former long-term residents of the United States; persons that will hold the notes as a position in a straddle or as part of a hedging or conversion or other risk reduction transaction; or persons deemed to sell the notes under the constructive sale provisions of the Code.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following summary will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is:

•	a citizen or resident of the United States;

•	a corporation (or an entity that is treated as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and that has one or more United States persons with authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

Payments of Interest

Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

Sale, Exchange or Disposition of Notes

You will generally recognize gain or loss upon the sale, exchange (other than for exchange notes, as discussed below), redemption, retirement or other disposition of a note equal to the difference between the amount realized upon the sale, exchange or other disposition (less an amount attributable to any accrued stated interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal the amount you paid for the note, decreased by any repayments of principal received on the note and increased by the amount of accrued unpaid interest that you have already included in gross income. Any gain or loss recognized on a disposition of the note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, your holding period for the note is more than twelve months. Your ability to deduct capital losses may be limited.

Additional Interest

We intend to take the position for United States federal income tax purposes that any payments of additional interest, as described above under “Description of the Exchange Notes—Registration Rights; Additional Interest,” should be taxable to you as additional interest income when received or accrued, in accordance with your method of accounting for tax purposes. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that additional interest will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the notes. However, the IRS may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of additional interest.

If we are required to pay additional interest on the notes, you should consult your tax advisors concerning the appropriate tax treatment of the payment of such additional interest.

Exchange Offers

The exchange notes should not differ materially in kind or extent from the old notes and, as a result, your exchange of old notes for exchange notes should not constitute a taxable disposition of the old notes for United States federal income tax purposes. As a result, you should not recognize taxable income, gain or loss on such exchange, your holding period for the exchange notes should generally include the holding period for the old notes so exchanged, your adjusted tax basis in the exchange notes should generally be the same as your adjusted tax basis in the old notes so exchanged, and the federal income tax consequences associated with owning the old notes should generally continue to apply to the exchange notes.

Consequences to Non-U.S. Holders

The following summary will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest

The payment to you of interest on a note generally will not be subject to United States federal withholding tax provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our corporate parent’s voting stock within the meaning of the Code and applicable Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership as provided in the Code and applicable Treasury regulations;

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	either (1) you provide us or our agent with your name and address on an IRS Form W-8BEN and you certify under penalties of perjury that you are not a United States person, or (2) a bank, brokerage house or other financial institution that holds the notes on your behalf in the ordinary course of its trade or business certifies to us or our agent, under penalties of perjury, that such holder has received an IRS Form W-8BEN from you and furnishes us or our agent with a copy of the properly completed IRS Form W-8BEN.

If you cannot satisfy the requirements described in the immediately preceding paragraph, payments of interest made to you will be subject to a 30% United States federal withholding tax unless you provide us with a properly executed:

•	IRS Form W-8BEN claiming an exemption from, or reduction in the rate of, withholding under an applicable income tax treaty; or

•	IRS Form W-8ECI stating that the interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

In addition, you may, under certain circumstances, be required to obtain a United States taxpayer identification number, or TIN.

Assuming that any additional interest we are required to pay is treated as interest, the tax treatment of such payments should be the same as other interest payments received by you. However, the IRS may treat such payments as other than interest, in which case they would be subject to United States federal withholding tax at a rate of 30%, unless you qualify for a reduced rate of tax or an exemption under a tax treaty.

Sale, Exchange, or Disposition of the Notes

Generally, you will not be subject to United States federal income tax with respect to gain realized on the sale, exchange, redemption or other disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a trade or business in the United States; or

•	in the case of a non-U.S. holder who is a nonresident alien individual, such individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Non-U.S. holders in either of the above two circumstances will nevertheless not be subject to United States federal income tax if a treaty exemption applies and the appropriate documentation is provided.

United States Trade or Business

If interest or gain from a disposition of the notes is effectively connected with your conduct of a United States trade or business, or if an income tax treaty applies and you maintain a United States “permanent establishment” to which the interest or gain is generally attributable, you may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if you were a U.S. holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided, generally IRS Form W-8ECI). If you are a foreign corporation, you also may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by you of a trade or business in the United States.

United States Federal Estate Taxation of Non-U.S. holders

The United States federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our corporate parent’s voting stock (within the meaning of the Code and the Treasury regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

U.S. Holders

U.S. holders, unless otherwise exempt as noted below, will be subject to information reporting with respect to payments of principal, interest and the gross proceeds from the sale, exchange, redemption or other disposition of a note.

Backup withholding (at a rate equal to 28% for amounts paid during calendar year 2003) may apply to payments of interest and to the gross proceeds from the sale, exchange, redemption or other disposition of a note if you:

•	fail to furnish your TIN on an IRS Form W-9 within a reasonable time after we request this information;

•	furnish an incorrect TIN and we have received notice thereof;

•	have failed to report properly any interest or dividends and we have received notice thereof; or

•	fail, under certain circumstances, to provide a certified statement signed under penalties of perjury that the TIN provided is your correct number and that you are not subject to backup withholding.

Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions. U.S. holders should consult their personal tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-U.S. Holders.

Non-U.S. holders generally will not be subject to backup withholding with respect to payments of interest on the notes if we do not have actual knowledge or reason to know that the non-U.S. holder is a United States person and such holder provides the requisite certification on IRS Form W-8BEN or otherwise establishes an exemption from backup withholding. Payments of interest, however, will generally be subject to reporting requirements.

Payments of the gross proceeds from the sale, exchange, redemption or other disposition of a note effected by or through a United States office of a broker generally will be subject to backup withholding and information reporting, unless the non-U.S. holder certifies as to its non-U.S. status on IRS Form W-8BEN or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the sale is effected outside the United States through a non-U.S. office of a non-U.S. broker and payment is not received in the United States.

However, information reporting will generally apply to a payment of disposition proceeds where the sale is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption, and the broker is:

•	a United States person;

•	a foreign person that has derived 50% or more of its gross income for defined periods from the conduct of a trade or business in the United States;

•	a controlled foreign corporation for United States federal income tax purposes; or

•	a foreign partnership if, at any time during its tax year, either (1) more than 50% of the capital or profits interests in it is owned by United States persons or (2) it is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. The amount of any backup withholding imposed on a payment to a holder of the notes will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund if the required information is furnished to the IRS.

WHERE YOU CAN FIND MORE INFORMATION

Texas Gas Transmission, LLC (formerly Texas Gas Transmission Corporation) files, and following the exchange offers, TGT Pipeline, LLC will file, annual and quarterly reports with the Securities and Exchange Commission, which we refer to as the “SEC.” Investors may read and copy any material on file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Texas Gas Transmission, LLC’s filings are also available, and TGT Pipeline, LLC’s filings will be available, to the public over the Internet at the SEC’s web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

INCORPORATION BY REFERENCE

The issuers are “incorporating by reference” information which Texas Gas Transmission, LLC filed with the SEC which means that the issuers can disclose important information to investors by referring investors to those documents. The information incorporated by reference or deemed incorporated by reference is an important part of this prospectus and information that Texas Gas Transmission, LLC or TGT Pipeline, LLC files later with the SEC will be deemed to automatically update and supersede this incorporated information. The issuers incorporate by reference the documents listed below and any future filings made by them with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the expiration date of the exchange offers.

•	Texas Gas Transmission Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, except for the statement therein describing the percentage variance in Texas Gas’ operating costs and expenses for the year ended December 31, 2001 compared to the prior year, which should be 5% rather than 3%.

•	Texas Gas Transmission Corporation’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

•	Texas Gas Transmission, LLC’s Current Reports on Form 8-K filed with the SEC on May 23, 2003, May 28, 2003, June 19, 2003 and August 11, 2003.

Investors can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

Texas Gas Transmission, LLC

3800 Frederica Street

Owensboro, Kentucky 42301

Attention: Corporate Secretary

Telephone: (270) 926-8686

VALIDITY OF THE EXCHANGE NOTES

Certain legal matters relating to the exchange notes will be passed upon for us by Dickstein Shapiro Morin & Oshinsky LLP, Washington, D.C.

EXPERTS

The financial statements of Texas Gas Transmission Corporation included in Texas Gas Transmission Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Following the acquisition of Texas Gas by TGT Pipeline, TGT Pipeline and Texas Gas engaged Deloitte & Touche LLP as their independent auditors effective as of May 16, 2003.

The Statement of Financial Position of TGT Pipeline, LLC as of May 16, 2003, included in this prospectus, has been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2

TGT Pipeline, LLC—Statement of Financial Position	F-3

Notes to the Statement of Financial Position	F-4

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

TGT Pipeline, LLC

We have audited the accompanying statement of financial position of TGT Pipeline, LLC (a Delaware Limited Liability Company) (the “Company”) as of May 16, 2003. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of the Company at May 16, 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Chicago, Illinois

September 10, 2003

TGT PIPELINE, LLC

STATEMENT OF FINANCIAL POSITION

As of May 16, 2003

(Thousands of Dollars)

ASSETS	$—

MEMBER’S EQUITY

Member’s Equity:
Paid-in capital	$793,069
Receivable from Parent	(793,069)

Total Member’s Equity	$—

The accompanying notes are an integral part of these financial statements.

TGT PIPELINE, LLC

NOTES TO THE STATEMENT OF FINANCIAL POSITION

1.    Organization and Operations

TGT Pipeline, LLC (TGT Pipeline) is a wholly owned indirect subsidiary of Loews Corporation that was formed on April 29, 2003 to execute the purchase of all the outstanding capital stock of Texas Gas Transmission Corporation (Texas Gas) from The Williams Companies, Inc. TGT Pipeline was initially capitalized on May 16, 2003 with an equity contribution of $793 million. This equity contribution was in the form of a receivable from TGT Pipeline’s parent company and is reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statement reflects the financial position of TGT Pipeline immediately subsequent to this initial capitalization. The accompanying statement of financial position does not reflect the purchase of Texas Gas by TGT Pipeline which occurred subsequent to the initial capitalization. Although TGT Pipeline was formed in April 2003, no financial activity took place until the sale was finalized on May 16, 2003.

2.    Significant Accounting Policy

Use of Management Estimates:  The preparation of the financial statement in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

3.    Subsequent Events

Immediately following consummation of the purchase, Texas Gas was converted from a corporation into a limited liability company, with TGT Pipeline as its sole member, pursuant to Section 266 of the Delaware General Corporation Law, and accordingly, changed its name to “Texas Gas Transmission, LLC”. Effective with the acquisition, the books and records of Texas Gas Transmission, LLC are consolidated with TGT Pipeline.

Also immediately following consummation of the purchase, TGT Pipeline borrowed $275 million from Texas Gas under an interest-bearing promissory note and distributed these proceeds to its parent, TGT Pipeline Holding Corp. (formerly known as Loews Pipeline Holding Corp.), a wholly owned subsidiary of Loews Corporation. The note bears interest at LIBOR plus 1%.

On May 28, 2003, TGT Pipeline completed an offering of $185 million principal amount of 5.2% notes issued at a discount and due 2018 in an offering exempt from registration under Rule 144A and Regulation S. The proceeds from this issuance were used to partially repay the $275 million promissory note with Texas Gas. TGT Pipeline relies on distributions from Texas Gas to fulfill its obligations. TGT Pipeline has agreed to use its reasonable best efforts to effect an exchange offer of these notes for substantially identical notes which have been registered under the Securities Act of 1933 within 180 days following the original issuance of the notes

TGT Pipeline, LLC

EXCHANGE OFFER FOR

$185,000,000 5.200% Notes due 2018

Texas Gas Transmission, LLC

(formerly Texas Gas Transmission Corporation)

EXCHANGE OFFER FOR

$250,000,000 4.600% Notes due 2015

            September 26, 2003